UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Patria Investments Limited
(Name of Issuer)

Class A Common Shares, par value $0.0001 per share
(Title of Class of Securities)

G69451 105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Patria Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 81,900,000
	6	SHARED VOTING POWER —
	7	SOLE DISPOSITIVE POWER 81,900,000
	8	SHARED DISPOSITIVE POWER —
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,900,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 60.2%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 70,462,802 Class B common shares held of record by Patria Holdings Limited and 11,427,198 Class B common shares held of record by SPV PHL, which is a wholly-owned subsidiary of Patria Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 54,247,500 Class A common shares outstanding as of January 27, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

1	NAME OF REPORTING PERSON SPV PHL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 11,427,198
	7	SOLE DISPOSITIVE POWER —
	8	SHARED DISPOSITIVE POWER 11,427,198
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,427,198(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.4%(2)(3)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 11,427,198 Class B common shares held of record by SPV PHL, which is a wholly-owned subsidiary of Patria Holdings Limited. Each Class B common share is convertible into one Class A common share at the option of its holder at any time.
(2)	Represents the quotient obtained by dividing (a) the number of Class B common shares beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 54,247,500 Class A common shares outstanding as of January 27, 2022, as reported by the Issuer to the Reporting Person, and (ii) the aggregate number of Class B common shares beneficially owned by the Reporting Person. The aggregate number of Class B common shares beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A common shares only for the purpose of computing the percentage ownership of the Reporting Person.
(3)	Each Class A common share is entitled to one vote, and each Class B common share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the Class B common shares because the Class B common shares are treated as converted into Class A common shares for the purpose of this report.

ITEM 1.	(a) Name of Issuer: Patria Investments Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

18 Forum Lane, 3rd floor, Camana Bay, PO Box 757

KY1-9006 – Grand Cayman, Cayman Islands.

ITEM 2.	(a) Name of Person Filing:

This Schedule 13G is being filed by (i) Patria Holdings Limited and (ii) SPV PHL (each a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons are filing this Schedule 13G jointly considering that SPV PHL is a wholly-owned subsidiary of Patria Holdings Limited. Each of the Reporting Persons is a shareholder of the Issuer. SPV PHL, however, disclaims beneficial ownership with respect to any shares of stock owned directly by Patria Holdings Limited. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Alexandre Teixeira de Assumpção Saigh and Olímpio Matarazzo Neto are controlling shareholders of Patria Holdings Limited (the “Controlling Shareholders”). Patria Holdings Limited is the sole shareholder of SPV PHL. The Controlling Shareholders have beneficial ownership of the Class B common shares held of record by the Reporting Persons. Each of the Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of Patria Holdings Limited is 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006 – Grand Cayman, Cayman Islands.

The principal office and business address of SPV PHL is Ugland House, PO Box 309, KY1-1104 – Grand Cayman, Cayman Islands.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G.

(d)	Title of Class of Securities:

This Schedule 13G relates to the Issuer’s Class A common shares, par value $0.0001 per share.

(e)	CUSIP Number:

G69451 105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

All ownership percentages assume that there are 54,247,500 Class A common shares outstanding.

The information set forth in Item 2 above is incorporated by reference for each Reporting Person.

(a)      Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b)      Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c)      Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii)      Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii)     Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv)     Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The information set forth in Item 2 above is incorporated herein by reference.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2022

Patria Holdings Limited By: /s/ Marco Nicola D’Ippolito Name: Marco Nicola D’Ippolito Title: Director SPV PHL By: /s/ Marco Nicola D’Ippolito Name: Marco Nicola D’Ippolito Title: Director

Exhibit A

SCHEDULE 13G

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A common shares of Patria Investments Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 1, 2022.

Patria Holdings Limited By: /s/ Marco Nicola D’Ippolito Name: Marco Nicola D’Ippolito Title: Director SPV PHL By: /s/ Marco Nicola D’Ippolito Name: Marco Nicola D’Ippolito Title: Director